Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

1. Date, Time and Place: November 1st, 2022, at 10 a.m., in meeting held exclusively in digital form (videoconference), under item 6.4 of the Board of Directors’ (“Board”) Internal Regulations of Suzano S.A. (“Company”).

2. Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Nildemar Secches (Vice-Chairman of the Board), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director). Mrs. Silvia Krueger Pela also participated as an invited guest.

3. Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mrs. Silvia Krueger Pela acted as secretary.

4. Agenda: (i) approval of the contraction by the Company of an Export Credit Supported Facility, for financing equipment and services performed by Andritz Oy Finland and/or its affiliated companies in connection with the construction of a pulp production plant in the municipality of Ribas do Rio Pardo, State of Mato Grosso ("Project Cerrado" and "Transaction", respectively). The Transaction will have a total amount of up to USD 800,000,000.00 (eight hundred million dollars), or the equivalent in Euros, and will serve as a credit line, whose total amount must be used by the Company within a period of 2 (two) years with possible extension, as from the signing of the Export Credit Supported Facility and will have a total repayment term of ten (10) years starting on January, 2025. The Transaction will be entered into by the Company, as borrower, HSBC Bank plc, as structurer, agent and original lender, Finnvera (wholly owned subsidiary of the Government of Finland), as guarantor of the Transaction, and Finnish Export Credit - FEC (wholly owned subsidiary of Finnvera), as lender; (ii) approval of the granting of collateral in the scope of the Transaction, consisting of a pledge or fiduciary alienation of the financed equipment; (iii) approval of the authorization for the Company’s Board of Officers, represented by any two officers, to perform any and all acts necessary or conveniente to implement the resolutions above, if approved; and (iv) approval of the ratification of all acts that have been performed by the Company's management related to the above matters.

5. Minutes in summary form: the Directors, unanimously, approved the drawing of these minutes in summary form.

6. Resolutions: the Directors, unanimously and without restrictions:

6.1 Approved the Transaction, with the following main conditions: (i) total cumulative value of up to USD 800,000,000.00 (eight hundred million dollars), or the equivalent in Euros; and (ii) total repayment term of ten (10) years starting on January, 2025;

6.2 Approved the granting of a collateral in the scope of the Transaction, consisting of a pledge or fiduciary alienation of the financed equipment;

6.3 In accordance with the laws of the Company, authorized the Board of Executive Officers of the Company, represented by any two officers, to practice any and all acts required or convenient for executing the above resolutions, including, but no limited to (i) discussing, negotiating and defining the terms and conditions of said agreement not established in this resolution; and (ii) entering into the agreement for the Transaction, as well as any other correlated agreements, instruments and any amendments related to Transaction; and

6.4 Ratified all the acts that have been performed by the Company’s management related to the above matters.

7. Closure: The being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted and approved by all Board of Directors members present. Signatures: David Feffer – President; Silvia Krueger Pela – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Pessoa (Board Member), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member).

This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, November 1st, 2022

___________________________

Silvia Krueger Pela

Secretary